MAIL STOP 3561

June 23, 2006

Mr. Yuval Cohen
Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek, Rosh Ha'ayin 48901 Israel

> **Re: Fortissimo Acquisition Corp.**
> **Amendment 3 to Registration Statement on Form S-1**
> **File No. 333-131417**
> **Filed on May 31, 2006**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please upload as EDGAR correspondence, the spreadsheet that is attached to your supplemental response letter that refers to our previous comment 21.

Summary, page 1

2. Please clarify in the discussion of liquidation if no business combination, whether the trust will only be liquidated following the dissolution of the company or

whether the trust will be liquidated prior to dissolution. The current disclosure is unclear.

3. We note the statement that you will pay the costs of liquidation and dissolution from the remaining assets outside the trust fund. Please clarify how you will pay these costs if there are not available funds outside the trust. Provide an estimate of the expected costs of liquidation and dissolution.

4. When discussing the certificate of incorporation in the summary and throughout the prospectus, clarify whether the provision that the certificate of incorporation cannot be amended until after a business combination is enforceable under Delaware law.

Risk Factors, page 10

5. We reissue prior comment eight of our letter dated May 18, 2006. We note the disclosure in risk factor seven regarding third party claims against the trust account and provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations … (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation …, are likely to arise or to become known to the corporation … within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. Discuss those steps that must be taken to liquidate and dissolve the company.

6. Please provide a thorough discussion of the various rationale and risks associated with a determination to make distributions to stockholders pursuant to the trust agreement prior to dissolving the company pursuant to the statutory dissolution process under the DGCL, as is currently contemplated. We will have further comment.

7. Additionally, discuss all applicable debtor/creditor and/or potential bankruptcy issues or proceedings that may result if the business combination is not completed. This discussion would involve, at a minimum, all of the following issues: (i) the risks associated with the general right of creditors to seek satisfaction of their claims against the company from proceeds distributed to or distributable to the company's stockholders; (ii) the risks and implications of actions by or on behalf of the company which may be viewed or interpreted as giving preference to one class of creditor or rights holder over another with respect to access to or distributions from the company's assets; (iii) the risk that the distribution of the trust proceeds to the stockholders may be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance"; (iv) the risks and issues which arise from the determination to make distributions to the stockholders from the trust amount prior to dissolving the company in accordance with the DGCL; and (v) the risks that the company's board may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying the stockholders from the trust amount prior to addressing the claims of creditors and/or complying with the provisions of the DGCL with respect to the dissolution and liquidation of the company.

8. Finally, in light of the possibility that the company may not consummate a business combination transaction, may elect to distribute all of the amounts in the trust account prior to dissolving, and the company may not be subsequently dissolved, please discuss the applicability of Rule 419 to the company with respect to both the proposed transaction as contemplated by the merger proposal, as well as in any future transactions and/or securities offerings by the company. Also reconcile the disclosure in the proxy with that in the Form S-1 registration statement filed by the company which indicates that the company will dissolve. We may have further comment.

9. We note the indemnification by directors discussed in risk factor seven. However, in light of the difficulty of enforcing judgments against the officers and directors, consider adding a risk factor discussing the risks associated with this indemnification provision.

10. We note your response to prior comment ten of our letter dated May 18, 2006. Please revise the disclosure throughout the prospectus to make clear that there is no guarantee investors will receive any or all their share of the amount in the trust in light of the potential third party claims and the difficulty of enforcing judgments against the officers and directors, rather than simply revising the risk factor.

11. Explain the reference to the "expiration of the prescribed time periods" in risk factor eight.

12. We note the statement in risk factor nine that shareholder approval <u>may</u> be required for the company to formally dissolve and liquidate. Please explain those circumstances where shareholders approval would not be required. We may have further comment.

13. We note the disclosure in risk factor nine that if funds are insufficient to dissolve the company that you anticipate initial stockholders will advance the funds. Clarify whether these individuals have agreed to provide such funds. Also, since the company will be dissolving explain whether they would seek repayment. We also note the reference to dissolution by court order. Disclose those circumstances where court order would be used to dissolve the company.

14. We reissue prior comment 11 of our letter dated May 18, 2006. Please disclose all steps the company has taken to confirm that your directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

15. We reissue prior comment 13 of our letter dated May 18, 2006. Disclose in risk factor 14 the business of Fortissimo Capital Fund and the amount of time the officers and directors devote to that business. Also, please explain the basis for the statement that this will not be a determining factor in whether to proceed with a business combination. We note that if any of the officers or directors were to be retained after the business combination, the agreements would be negotiated simultaneously with the negotiation of a business combination. Also, reconcile this with the statement that this may occur if the board of directors of the combined company determines it is in the best interests of the company. We may have further comment.

16. We reissue prior comment 14 of our letter dated May 18, 2006. Clearly name all entities affiliated with the company, its officers, directors and existing shareholders. Revise the subheading to risk factor 17 to clarify the risk to investors. Please explain whether management is aware of any potential business combination opportunities with any of the affiliated entities. Explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? Explain how it will be determined at a later date that this is in the best interests of shareholders. Who will make this determination? Add disclosure elsewhere in the prospectus, such as the conflicts of interest section, discussing in greater detail the circumstances under which you may enter into a business combination with an affiliated entity. We may have further comment.

Proposed Business, page 31

17. Please relocate the information relating to prior comment 15 of our letter dated May 18, 2006 to include in the business section rather than the underwriting section.

18. We reissue prior comment 17 of our letter dated May 18, 2006. Please add a risk factor specifically focusing on the risks associated with emerging growth companies and explain what you mean by emerging growth companies. Revise the list of factors that will be considered to clarify that you will target these companies.

Shares Eligible for Future Sale, page 57

19. Please explain the statement that the initial stockholders' shares "may be re-sold … pursuant to the provisions of Rule 144, starting on December 30, 2006" in light of the Ken Worm letter.

Financial Statements

Statement of Cash Flows, page F-6

20. The accrual of offering costs for the period from January 1, 2006, to March 31, 2006, appears to be overstated by $14,500. Please revise as needed.

Note 2 – Proposed Public Offering, page F-8

21. On page 60 you state the target business you are likely to acquire will have a market capitalization of less than $200 million. However, you have calculated the average volatility of the representative's options using companies with market capitalizations of up to $400 million. Please tell us why you are incorporating companies with market capitalizations of greater than $200 million into your calculation to determine the expected volatility of the representative's options. Also, tell us why you believe using a calculation weighted in favor of the larger companies provides a better estimate of your expected volatility than using a simple average.

22. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-

18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Selling Shareholder Prospectus

23. Clearly name each individual who is a beneficial owner of Fortissimo Capital Fund GP. Explain the statement that they may be deemed to be the beneficial owner. This appears inconsistent with the beneficial ownership table.

Recent Sales of Unregistered Securities

24. We reissue prior comment 24 of our letter dated May 18, 2006. Please explain the basis for reliance upon Rule 4(1) and how you complied with Rule 144.

Exhibits

25. We note the form of the amended certificate of incorporation. Please explain when this amendment will receive the necessary consents and will be filed with the state. Please explain supplementally the reason for the amendment to the certificate of incorporation.

Undertakings

    26. Please provide the undertakings required by Item 512(a)(5) of Regulation S-K, as applicable.

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                      Sincerely,

                      John Reynolds
                      Assistant Director

cc: Brian B. Margolis, Esq.
        Fax: (212) 969-2900